Mail Stop 3561

November 27, 2007

<u>Via Fax & U.S. Mail</u>

Ms. Kate Blankenship
Principal Financial Officer
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re:** **Knightsbridge Tankers Limited**
> **Form 20-F for the year ended December 31, 2006**
> **Filed April 27, 2007**
> **File No. 000-29106**

Dear Ms. Blankenship:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies – Revenue Recognition

1. We note from your disclosure in your critical accounting policies section, that under a voyage charter the revenues and associated voyage costs are recognized ratably over the estimated duration of the voyage. In light of the revenue recognition guidance in EITF 91-09, please explain to us why you believe it is appropriate to recognize expenses ratably over the duration of the voyage.

Balance Sheet

2. We note from your disclosure in Note 5 that trade accounts receivable are presented net of an allowance for doubtful accounts. Please revise future filings to present trade accounts receivable as "trade accounts receivable, net" on the face of the balance sheet.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

- Revenue Recognition

3. We note from your disclosure in Note 1 that accounts receivables or payables arising from profit sharing arrangements are accrued based on the estimates of amounts earned as at the reporting date. Please explain to us the nature and terms of the profit sharing arrangement and tell us how you determine or calculate the estimated amount earned at each reporting date. Please note that if this revenue is contingent on achieving a certain level of profit, revenue should be recorded either upon final measurement, or recognized for the amount of the contingent payment that would be due under the agreement at any point in time (e.g., end of reporting period) as if the agreement was terminated at that date, provided the amount is realizable. See EITF Topic D-96. Please advise or revise accordingly.

Note 8. Debt

4. We note from your disclosures in Item 4A. History and Development of the Company, that the current loan agreement contains a number of covenants that among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends if the Company is in default, create liens on assets or dispose of assets. Please revise future filings to include disclosure of all restrictive covenants contained in debt agreements. See paragraphs 18-19 of SFAS No. 5 and Rule 4-08(e) of Regulation SX.

Note 10. Financial Instruments

5. We note your disclosure that in 2006, four customers accounted for $71.1 million, or 67% of gross revenue, while in 2005 two customers accounted for $42.6 million or 42% of gross revenue. In future filings, if revenues from transactions with a single external customer amount to 10 percent or more of your revenues, please disclose that fact, and the total amount of revenues from each such customer. See paragraph 39 of SFAS No. 141.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

cc: Via Facsimile (212) 480-8421
        Gary Wolfe, Esq.
        Seward & Kissel
        One Battery Park Plaza
        New York, New York 10004